Exhibit 99.1

PRESS RELEASE

AerCap Holdings N.V. Announces Pricing of $1.0 Billion Aggregate Principal Amount of Senior Notes

Amsterdam, Netherlands; June 22, 2015 - AerCap Holdings N.V. (“AerCap” or the “Company”) (NYSE: AER) announced today that AerCap Ireland Capital Limited and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of the Company, priced their previously announced offering of senior notes, consisting of $500 million aggregate principal amount of 4.250% Senior Notes due 2020 (the “2020 Notes”) and $500 million aggregate principal amount of 4.625% Senior Notes due 2022 (the “2022 Notes” and, together with the 2020 Notes, the “Notes”). The Notes will be fully and unconditionally guaranteed on a senior unsecured basis by the Company and certain other subsidiaries of the Company. The Issuers intend to use the net proceeds from the Notes for general corporate purposes.

Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Goldman, Sachs & Co. are serving as joint book running managers for the underwritten public offering.

The Company has filed a registration statement (including a prospectus) on Form F-3 with the SEC for the underwritten offering to which this communication relates. The registration statement automatically became effective upon filing on June 22, 2015.  Investors should read the accompanying prospectus dated June 22, 2015, the preliminary prospectus supplement relating to the offering dated June 22, 2015 and other documents the Company has filed with the SEC for more complete information about the Company and this offering. These documents may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov.

The prospectus supplement and accompanying prospectus relating to the offering may be obtained from: Credit Suisse Securities (USA) LLC at Prospectus Dept., One Madison Avenue, New York, NY 10010 or by calling toll-free at 1-800-221-1037; Deutsche Bank Securities Inc. Attn: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, by calling toll-free at 1-800-503-4611 or by email at prospectus.CPDG@db.com; and Goldman, Sachs & Co. Prospectus Department, 200 West Street, New York, NY 10282, by calling toll-free at 1-866-471-2526, by facsimile at 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About AerCap

AerCap is the global leader in aircraft leasing with approximately 1,800 owned, managed or ordered aircraft in its portfolio. AerCap serves over 200 customers in 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Amsterdam with offices in Dublin, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle and Toulouse.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For Investors: John Wikoff Tel. +31 6 31 69 94 30 jwikoff@aercap.com	For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com

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